1934 ACT FILE NO. 001-14714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2013

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited

Date	September 9, 2013	By	/s/ Zhang Baocai
		Name:	Zhang Baocai
		Title:	Director and Company Secretary

Certain statements contained in this announcement may be regarded as forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve inherent risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks and uncertainties is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

ANNOUNCEMENT IN RELATION TO THE

RESOLUTIONS PASSED AT THE 2013 FIRST

EXTRAORDINARY GENERAL MEETING

AND

APPOINTMENT OF DIRECTORS

The 2013 first extraordinary general meeting of the Company was held on 9 September 2013. All resolutions set out in the Notice of EGM dated 24 July 2013 were duly passed at the EGM.

The 2013 first extraordinary general meeting (the “EGM”) was convened by Yanzhou Coal Mining Company Limited (the “Company”) at 9:00 a.m. on Monday, 9 September 2013 in the Conference Room of the Company at Zoucheng, Shandong Province, the People’s Republic of China (the “PRC”). All resolutions set out in the notice of EGM dated 24 July 2013 (the “Notice of EGM”) were duly passed at the EGM. The convening of and voting at the EGM were in compliance with the PRC Company Law and the relevant laws and regulations and the requirements of the articles of association of the Company (the “Articles of Association”).

1. CONVENING AND ATTENDANCE OF THE EGM

(1) Convening of the EGM

1.	Time: 9:00 a.m. on 9 September 2013

2.	Venue: Conference Room of the Company, Zoucheng, Shandong Province, the PRC

3.	Method: On site voting

4.	Convened by: the board of directors of the Company (the “Board”)

5.	Chairman: Mr. Shi Xuerang, temporary convener of the Board

(2) Attendance of the EGM

There are 2,960,000,000 A shares and 1,958,400,000 H shares entitling the holders to attend and vote on a resolution at the EGM. Attendance of shareholders and their proxies at the EGM are as follows:

Number of shareholders/proxies attending the EGM	4
including:
-number of shareholders/proxies of domestic shares	3
-number of shareholders/proxies of H shares	1
Representing:
number of shares carrying voting rights	2,982,823,739
including:
-number of shares held by holders of domestic shares	2,600,003,700
-number of shares held by holders of H shares	382,820,039
Percentage (%) of the total issued shares carrying voting rights of the Company	60.646%
including:
-percentage of domestic shares	52.863%
-percentage of H shares	7.783%

(3) The convening of and voting at the EGM were in compliance with the PRC Company Law and the relevant laws and regulations and the requirements of the Articles of Association.

(4) Eight directors of the Company (the “Directors”), four supervisors, the general manager, the chief financial officer and the secretary to the Board and other senior management of the Company attended the meeting. One Director did not attend due to work commitment.

2. RESOLUTIONS CONSIDERED AND PASSED

All resolutions set out in the Notice of EGM were considered and passed by way of registered poll at the EGM. Please refer to the Notice of EGM dated 24 July 2013 for the details of the resolutions. Such document has been published on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and the website of the Company.

Please refer to the appendix “Poll Results Table of 2013 First Extraordinary General Meeting of Yanzhou Coal Mining Company Limited” for the voting results of each resolution.

There was no share entitling the holder to attend and abstain from voting in favour of any resolution as set out in Rule 13.40 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”) at the EGM; no shareholder was required under the Listing Rules to abstain from voting at the EGM.

3. PRESENCE OF LAWYER

Pursuant to the Listing Rules, Hong Kong Registrars Limited appointed Beijing King & Wood PRC Lawyers (“King & Wood”) to act as scrutineer for the vote-taking at the EGM.

The Company appointed King & Wood to witness the relevant matters at the EGM. King & Wood appointed Tang Lizi and Gao Zhao to attend the EGM and issued a legal opinion stating that certain matters such as convening and holding of the EGM were in compliance with the requirements of the relevant laws, regulations, the Rules for the General Assemblies of Shareholders of Listed Company and the Articles of Association; the qualification of the attendance and the convener of the EGM, the procedures and results of voting at the EGM were valid and effective; and the resolutions passed at the EGM were valid and effective.

4. DOCUMENTS FOR INSPECTION

(1) Resolutions of the EGM signed and confirmed by Directors and supervisors who were present at the EGM, the scrutineer for vote-taking and recorder of the EGM.

(2) PRC legal opinion issued by King & Wood in respect of the EGM.

5. APPOINTMENT OF DIRECTOES

The Board announces that: (i) Mr. Zhang Xinwen and Mr. Li Xiyong were appointed as Directors of the fifth session of the Board; (ii) Mr. Li Xiyong was further appointed as the Chairman of the fifth session of the Board and Mr. Zhang Xinwen was appointed as the Vice Chairman of the fifth session of the Board; (iii) Mr. Li Xiyong was appointed as a member of the Nomination Committee of the fifth session of the Board; and (iv) Mr. Zhang Xinwen and Mr. Li Xiyong were appointed as members of the Strategy and Development Committee of the fifth session of the Board and Mr. Li Xiyong was also appointed as the chairman of the Strategy and Development Committee of the fifth session of the Board. Each of the above appointment became effective from 9 September 2013 upon conclusion of the EGM and the seventeenth meeting of the fifth session of the Board, respectively.

Please refer to the announcement of the Company dated 22 July 2013 for the biographical details of Mr. Zhang Xinwen and Mr. Li Xiyong.

By order of the board of directors
Yanzhou Coal Mining Company Limited
Zhang Baocai
Director and Company Secretary

Zoucheng, Shandong Province, the PRC

9 September 2013

As at the date of this announcement, the Directors are Mr. Li Xiyong, Mr. Zhang Xinwen, Mr. Zhang Yingmin, Mr. Shi Xuerang, Mr. Wu Yuxiang, Mr. Zhang Baocai and Mr. Dong Yunqing, and the independent non-executive directors of the Company are Mr. Wang Xianzheng, Mr. Cheng Faguang, Mr. Wang Xiaojun and Mr. Xue Youzhi.

Poll Results Table of 2013 First Extraordinary General Meeting of Yanzhou Coal Mining Company Limited

No.	Resolution	No. of shares carrying voting rights	For			Against			Abstain			Passed or Not
			No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)	No. of votes (shares)		Percentage (%)
As Ordinary Resolutions
1	Approved the proposal to appoint Mr. Zhang Xinwen as a director of the fifth session of the board of directors of the Company;	2,982,823,739	Total:	2,965,452,182	99.418%	Total:	17,309,557	0.580%	Total:	62,000	0.002%	Yes
			Domestic tradable shares:	2,600,003,700	87.166%	Domestic tradable shares:	0	0%	Domestic tradable shares:	0	0%
			H shares:	365,448,482	12.252%	H shares:	17,309,557	0.580%	H shares:	62,000	0.002%
2	Approved the proposal to appoint Mr. Li Xiyong as a director of the fifth session of the board of directors of the Company;	2,982,823,739	Total:	2,965,368,642	99.415%	Total:	17,393,097	0.583%	Total:	62,000	0.002%	Yes
			Domestic tradable shares:	2,600,003,700	87.166%	Domestic tradable shares:	0	0%	Domestic tradable shares:	0	0%
			H shares:	365,364,942	12.249%	H shares:	17,393,097	0.583%	H shares:	62,000	0.002%

About the Company

For more information, please contact:

Yanzhou Coal Mining Company Limited

Zhang Baocai, Director and Company Secretary

Tel: +86 537 538 3310

Address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC